First Midwest Bancorp, Inc. One Pierce Place, Suite 1500 Itasca, IL 60143

September 30, 2013

VIA EDGAR AND FEDERAL EXPRESS:

Mr. Amit Pande
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:	First Midwest Bancorp, Inc. (the “Company”) Form 10-K for Fiscal Period Ended December 31, 2012 Filed March 1, 2013 File Number: 001-33934

Dear Mr. Pande:

On behalf of the Company, set forth below are the responses to the comments raised in the letter of the Staff dated August 30, 2013 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012. For your convenience, the Staff’s comments are repeated in bold italics below, each followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2012
Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page 96

1.
We note that the opinion paragraph references the consolidated statements of financial position at December 31, 2012 and 2011, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2011. Please confirm, if true, that this report covers all periods included in the financial statements, including operating results and cash flows for each of the three years in the period ended December 31, 2012, and ensure that future filings include the appropriate periods covered by the audit.

The Company confirms that the audit report from Ernst & Young LLP covers the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2012. The incorrect date of December 31, 2011 resulted from a typographical error. The original signed opinion from Ernst & Young LLP reflects that the opinion covers the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2012, and

Mr. Amit Pande
United States Securities and Exchange Commission
September 30, 2013

has been attached in SCHEDULE 1 for your reference. Management will ensure that the audit report in future filings reflects the appropriate periods covered by the audit.

Note 2 – Recent Events – Bulk Loan Sales, page 109

1.	We note your discussion of a bulk loan sale that resulted in $80.3 million in charge-offs at the time the loans were identified for sale in the third quarter of 2012. Please address the following:

a.	Tell us and revise future filings to disclose the approximate amount of provision for loan losses that was subsequently recorded as a result of this bulk loan sale.

b.	Of those loans sold in the bulk sale, tell us the recorded investment in loans individually evaluated and collectively evaluated for impairment.

i.
For loans individually evaluated for impairment, please quantify the amounts by impairment measurement methodology (present value of expected future cash flows discounted at the loan’s effective interest rate, fair value of the collateral if the loan is collateral dependent, etc.)

ii.
For the loans measured based on the fair value of the collateral, please provide information for each loan detailing the date of the last appraisal, the appraised value, the recorded investment in the loan with an explanation for any difference as compared to the appraised value, and the amount for which you sold the loan. If there was a significant difference between the amount for which you sold the loan and the recorded investment, please provide us an explanation for the difference.

c.	Tell us in detail how the pricing of the loans was determined. Specifically tell us whether each loan was priced individually.

d.	Tell us how you incorporated the valuation information/data points obtained from the bulk loan sale in your measurement of credit impairment for loans individually measured at December 31, 2012.

e.
Tell us how you incorporated the valuation information/data points obtained from the bulk loan sale in your measurement of credit impairment for loans collectively measured at December 31, 2012. Specifically tell us the amount of charge-offs from the bulk sale included in your historical losses used in your allowance methodology.

As requested in item 2.a., the approximate provision for loan losses recorded as a result of the bulk loan sale was $62.3 million. The Company will revise its future filings to disclose the provision recorded as a result of the bulk loan sale in Note 4, Loans, of Item 8. Financial Statements and Supplementary Data in our report on Form 10-K and of Item 1. Financial Statements in our report on Form 10-Q.

.

Mr. Amit Pande
United States Securities and Exchange Commission
September 30, 2013

In response to items 2.b. and 2.b.i., of the $172.5 million of loans sold in the bulk loan sale, $53.9 million were individually evaluated for impairment with the remaining $118.6 million collectively evaluated for impairment. All of the $53.9 million in loans that were individually evaluated for impairment were considered to be collateral dependent. Therefore, impairment was measured by analyzing the fair value of the collateral. Consistent with our policy as described in the Collateral-Dependent Impaired Loans section of Note 22, Fair Value, of Item 8. Financial Statements and Supplementary Data in our report on Form 10-K, these loans are measured on a quarterly basis utilizing current appraised values of the underlying collateral according to the Company’s current remediation strategy. Any shortfall between the recorded investment in the loan and the fair value of the collateral is recorded as a charge-off or specific reserve, as appropriate.

With respect to item 2.c., the Company identified certain non-performing and performing potential problem loans for inclusion in the bulk loan sale that were grouped in three separate pools for marketing purposes. Through its external advisors, the Company solicited bids for each pool from third parties and selected the highest bid for each of the three pools. While the bid process represented an aggregate bid based on each party’s analysis of the individual loans in each pool, the Loan Sale Agreements include a Bid Summary Sheet, which details the unpaid principal balance, purchase percentage, and purchase price for each loan in the pools. Individual loan level pricing was necessary in the event a specific loan was excludable from the sale in accordance with the Loan Sale Agreements.

For each pool, the Company allocated the sales proceeds proportionately to each loan in the pool based on unpaid principal balance to compute charge-offs on a loan-by-loan basis. Charge-offs prior to the transfer to held-for-sale status were included in the calculation.

The Company recognizes that item 2.b.ii. requested certain information at the individual loan level for loans measured using the fair value of collateral that were sold in the bulk loan sale. Based on the description of the process in the preceding paragraph, this level of detail is not meaningful given that the bulk loan sales were pooled. For any of the sold loans individually evaluated for impairment, any difference between the recorded investment prior to the Company’s decision to sell these loans compared to the sales proceeds is a result of the change in our remediation strategy to pursue a bulk sale. Following the Company’s decision in the third quarter of 2012, these loans were classified as held-for-sale and appropriate fair value adjustments were recorded to reflect liquidation values. Liquidation values are lower than a typical market value method given it is an accelerated remediation strategy. Due to the change in strategy, there were differences between the recorded investment in the loans and the most recent “as is” appraised values, which assumed alternate remediation strategies over a longer time horizon.

Finally, with respect to items 2.d. and 2.e., the Company considered the relevance and impact of the charge-offs related to the bulk loan sale on its allowance for credit losses methodology. Management determined that the inclusion of the bulk loan sale charge-offs in the loss migration analysis would distort the allowance for credit losses and misrepresent the level of future losses inherent in the loan portfolio since these charge-offs were representative of an accelerated

Mr. Amit Pande
United States Securities and Exchange Commission
September 30, 2013

remediation strategy that resulted in lower proceeds than the Company’s typical remediation strategies. Therefore, management did not include the charge-offs resulting from the bulk loan sale in the Company’s loss migration analysis as of December 31, 2012. Instead, management performed an analysis to determine the amount of charge-offs that would have been recorded under the previous remediation strategies, which totaled $7.1 million, and included this amount in its loss migration analysis for the allowance for credit losses at December 31, 2012.

Note 6 – Past Due Loans, Allowance for Credit Losses, and Impaired Loans TDRs, page 126

1.
We note that the balance in troubled debt restructurings (TDRs) was $13.0 million, $17.8 million, $47.7 million and $56.1 million at March 31, 2013, December 31, 2012, 2011 and 2010, respectively. We also note your disclosure on page 127 that for TDRs to be removed from TDR status, the loans must (1) have a market rate of interest at the time of restructuring and (ii) be in compliance with the modified loan terms. Please address the following:

a.	Provide us with, and revise future filings to include, a detailed discussion of the underlying reasons for the period to period decrease in loans classified as TDRs.

b.
In the event you are re-designating your restructured loans (i.e., removing them from TDR status), please tell us, and revise future filings to expand upon the disclosure referenced above to support your accounting treatment to remove these loans from TDR status as opposed to the loan remaining a TDR until the loan is paid off. Please reference the authoritative literature relied upon to support its accounting treatment.

c.
Tell us, and revise future filings to clarify, your policy for classifying TDRs as impaired for accounting and reporting purposes in the period of the restructuring and in periods subsequent to the restructuring.

d.
Provide us with, and revise future filings to include, a roll-forward of performing and nonperforming TDR’s for each period presented along with a robust discussion explaining any significant period to period fluctuations in line items of the roll-forward.

In response to items 3.a. and 3.d., the Company will revise its future disclosures regarding the underlying reasons for the period to period change in loans classified as troubled debt restructurings following the TDRs by Type section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation in our report on Form 10-K as set forth on attached SCHEDULE 2 as if presented for the periods ended December 31, 2012. Additionally, a rollforward of accruing and non-accrual TDRs for each period presented will be disclosed in Note 6, Past Due Loans, Allowance for Credit Losses, and Impaired Loans, of Item 8. Financial Statements and Supplementary Data in our report on Form 10-K as set forth on attached SCHEDULE 3 as if presented for the periods ended December 31, 2012. The Company will also include these disclosures in Item 1. Financial Statements and Item 2. Management’s Discussion and Analysis of Financial Condition in our report on Form 10-Q.

Mr. Amit Pande
United States Securities and Exchange Commission
September 30, 2013

With respect to item 3.b., consistent with ASC 310-40-50-2, a loan that is a TDR that has an interest rate consistent with market rates at the time of restructuring and is in compliance with its modified terms is no longer disclosed in certain impaired loan disclosures in the calendar year after the year in which the restructuring occurred. Consideration of the borrowers’ past performance and the capacity to perform under the modified terms is considered. If a loan does not meet these requirements, it continues to be separately reported as a TDR until it is paid in full or charged-off. The Company will revise its future filings to expand the description of our accounting treatment to remove loans from TDR status as set forth on attached SCHEDULE 3 in Note 6, Past Due Loans, Allowance for Credit Losses, and Impaired Loans, of Item 8. Financial Statements and Supplementary Data in our report on Form 10-K as if presented for the periods ended December 31, 2012. The Company will also include this disclosure in Item 1. Financial Statements in our report on Form 10-Q.

ASC 310-40-35-10 establishes that TDRs are impaired loans. In response to item 3.c., for loans that are classified as non-accrual TDRs, the Company deems these loans to be impaired for disclosure and measurement using ASC 310-10. For loans that are classified as accruing TDRs, the Company does not classify these loans as impaired and measures them collectively under ASC 450-20.

Management reviewed all loans designated as accruing TDRs as of December 31, 2011 and 2012 and determined that the measurement of impairment under ASC 450-20 for these loans resulted in an allowance for loan losses that was approximately $266,000 and $344,000, respectively, higher than required under ASC 310-10. The Company considers this difference immaterial to its consolidated financial statements.

In future periods, the Company will classify accruing TDRs as impaired loans for disclosure purposes and measure them using ASC 310-10. Additionally, the Company will revise its future filings as follows to reflect this change in accounting policy as set forth in Note 1, Summary of Significant Accounting Policies, of Item 8. Financial Statements and Supplementary Data:

“Impaired Loans – Impaired loans consist of corporate non-accrual loans and TDRs.

A loan is considered impaired when it is probable that the Company will not collect all contractual principal and interest based on current information and events. With exception of accruing TDRs, impaired loans are classified as non-accrual and are exclusive of smaller homogeneous loans, such as home equity, 1-4 family mortgages, and installment loans. After a loan is designated as impaired, all debt service payments are applied to the principal of the loan. Future interest income may only be recorded on a cash basis after recovery of principal is reasonably assured.

Impaired loans with balances under a specified threshold are not individually evaluated for impairment. For all other impaired loans, impairment is measured by comparing the estimated value of the loan to the recorded book value. The value of collateral-dependent loans is based on the fair value of the underlying collateral, less costs to sell. The value of other loans is measured using the present value of expected future cash flows discounted at

Mr. Amit Pande
United States Securities and Exchange Commission
September 30, 2013

the loan’s initial effective interest rate. All impaired loans are included in non-performing assets. Purchased impaired loans are not reported as impaired loans provided that estimates of the timing and amount of future cash flows can be reasonably determined.”

In responding to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or need further information, you may contact me directly via telephone at (630) 875-7347 or via e-mail at Paul.Clemens@FirstMidwest.com.

Very truly yours,

/s/ PAUL F. CLEMENS
Paul F. Clemens Executive Vice President and Chief Financial Officer

cc:          Benjamin Phippen, Staff Accountant
Michael L. Scudder, President and Chief Executive Officer
Nicholas J. Chulos, Executive Vice President, Corporate Secretary and General Counsel

Mr. Amit Pande
United States Securities and Exchange Commission
September 30, 2013

SCHEDULE 1

Mr. Amit Pande
United States Securities and Exchange Commission
September 30, 2013

SCHEDULE 2

At December 31, 2012, we had TDRs totaling $17.8 million, a decrease of $29.9 million, or 62.7%, from December 31, 2011. The December 31, 2012 total includes $6.9 million in loans that were restructured at market terms and are accruing interest.

Accruing TDRs declined $11.0 million, or 61.6%, from December 31, 2011, driven primarily by the return of $16.6 million of accruing TDRs to performing status since they had a market rate of interest at the time of restructuring and were in compliance with their modified terms. The decrease was partially offset by $2.5 million of new TDRs and the reclassification of $3.3 million of non-accrual TDRs to accruing TDR status based on sustained payment performance in accordance with the loans’ modified terms.

We have other TDRs totaling $10.9 million as of December 31, 2012, which are reported as non-accrual because they are not performing in accordance with their modified terms or there has not been sufficient payment performance under the modified terms. The decrease of $18.9 million in non-accrual TDRs from December 31, 2011 resulted mainly from charge-offs of $10.0 million, the transfer of $6.8 million of non-accrual TDRs to OREO, and the reclassification of $3.3 million of non-accrual TDRs to accruing TDR status as previously discussed.

We occasionally restructure loans at other than market rates or terms to enable the borrower to work through financial difficulties for a set period of time, and these restructures are classified as TDRs for the remaining terms of the loans.

Mr. Amit Pande
United States Securities and Exchange Commission
September 30, 2013

SCHEDULE 3

A rollforward of the carrying value of TDRs for the three years ended December 31, 2012 is presented in the following table.

TDR Rollforward
(Dollar amounts in thousands)

	Years Ended December 31,
	2012	2011	2010
Accruing
Beginning balance	$17,864	$22,371	$30,553
Additions	2,504	17,921	58,694
Net payments received	(205)	(1,957)	(66)
Removals	(16,619)	(25,697)	(27,737)
Transfers to/from non-accrual	3,323	5,226	(39,073)
Ending balance	6,867	17,864	22,371
Non-accrual
Beginning balance	29,842	33,753	10,014
Additions	4,550	17,756	-
Net payments received	(1,761)	(7,123)	(2,977)
Charge-offs	(10,003)	(8,890)	(11,367)
Transfers to OREO	(6,778)	(428)	(218)
Loans sold	(1,603)	-	(772)
Transfers to/from accruing	(3,323)	(5,226)	39,073
Ending balance	10,924	29,842	33,753
Total TDRs	$17,791	$47,706	$56,124

For TDRs to be removed from TDR status, the loans must (i) have an interest rate and terms that reflect market conditions at the time of restructuring and (ii) be in compliance with the modified terms. TDRs that were returned to performing status totaled $16.6 million, $25.7 million, and $27.7 million, respectively, for the years ended December 31, 2012, 2011 and 2010. Loans that were restructured below market rates and terms, that are not in compliance with the modified terms, or for which there is a concern about the future ability of the borrower to meet its obligations under the modified terms, continue to be separately reported as restructured until paid in full or charged-off.